UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D/A

THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 19)

BioTime, Inc.
(Name of Issuer)

Common Shares
(Title of Class of Securities)

09066L105
(CUSIP Number)

Neal C. Bradsher c/o Broadwood Capital, Inc. 724 Fifth Avenue, 9th Floor New York, New York 10019
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 16, 2014
(Date of Event Which Requires Filing of this Statement)

CUSIP No.	09066L105

1.	NAME OF REPORTING PERSONS

Broadwood Partners, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
		(a)	[_]
		(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

13,472,262

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

13,472,262

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

13,472,262

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

18.7%

14.	TYPE OF REPORTING PERSON

PN

CUSIP No.	09066L105

1.	NAME OF REPORTING PERSONS

Broadwood Capital, Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
		(a)	[_]
		(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

13,472,262

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

13,472,262

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

13,472,262

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

18.7%

14.	TYPE OF REPORTING PERSON

CO, IA

CUSIP No.	09066L105

1.	NAME OF REPORTING PERSONS

Neal C. Bradsher

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
		(a)	[_]
		(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC, AF, OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

142,908

8.	SHARED VOTING POWER

13,472,262

9.	SOLE DISPOSITIVE POWER

142,908

10.	SHARED DISPOSITIVE POWER

13,472,262

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

13,615,170

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

18.8%

14.	TYPE OF REPORTING PERSON

IN

CUSIP No.	09066L105

Item 1.	Security and Issuer.

BioTime, Inc., (the 'Issuer') Common Shares, no par value (the 'Shares') BioTime, Inc. 1301 Harbor Bay Parkway, Suite 100 Alameda, CA 94502

Item 2.	Identity and Background.
NO MATERIAL CHANGE FROM THE SCHEDULE 13D/A FILED ON May 5, 2014.

Item 3.	Source and Amount of Funds or Other Consideration.

As of the date hereof Broadwood Partners may be deemed to beneficially own 13,472,262 Shares.
As of the date hereof Broadwood Capital may be deemed to beneficially own 13,472,262 Shares.
As of the date hereof Neal C. Bradsher may be deemed to beneficially own 13,615,170 Shares.
No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.

Item 4.	Purpose of Transaction.

The Reporting Persons have acquired their Shares of the Issuer for investment.  The Reporting Persons have no plans or proposals as of the date of this filing which, other than as expressly set forth below, would relate to or would result in: (a) any extraordinary corporate transaction involving the Issuer; (b) any change in the present Board of Directors or management of the Issuer; (c) any material change in the present capitalization or dividend policy of the Issuer; (d) any material change in the operating policies or corporate structure of the Issuer; (e) any change in the Issuer's charter or by-laws; (f) the Shares of the Issuer ceasing to be authorized to be quoted in the NASDAQ inter-dealer quotation system; or (g) causing the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934.

In addition, the Reporting Persons, however, reserve the right, at a later date, to effect one or more of such changes or transactions in the number of shares they may be deemed to beneficially own.

Mr. Bradsher serves on the Board of Directors of the Issuer.

The Reporting Persons have been and may continue to be in contact with members of the Issuer's management, the Issuer's Board of Directors, other significant shareholders and others regarding alternatives that the Issuer could employ to maximize shareholder value.

The Reporting Persons further reserve the right to act in concert with any other shareholders of the Issuer, or other persons, for a common purpose should it determine to do so, and/or to recommend courses of action to management and the shareholders of the Issuer.

Item 5.	Interest in Securities of the Issuer.

(a, b)
As of the date hereof, Broadwood Partners may be deemed to be the beneficial owner of 13,472,262 Shares, constituting 18.7% of the Shares of the Issuer, based upon the 72,149,329 Shares outstanding as of May 9, 2014.

Broadwood Partners has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 13,472,262 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 13,472,262 Shares.

Broadwood Partners specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

(a, b)
As of the date hereof, Broadwood Capital may be deemed to be the beneficial owner of 13,472,262 Shares, constituting 18.7% of the Shares of the Issuer, based upon the 72,149,329 Shares outstanding as of May 9, 2014.

Broadwood Capital has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 13,472,262 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 13,472,262 Shares.

Broadwood Capital specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

(a, b)
As of the date hereof, Neal C. Bradsher may be deemed to be the beneficial owner of 13,615,170 Shares, constituting 18.8% of the Shares of the Issuer, based upon the 72,249,329* Shares deemed outstanding.

Neal C. Bradsher has the sole power to vote or direct the vote of 142,908 Shares; has the shared power to vote or direct the vote of 13,472,262 Shares; has sole power to dispose or direct the disposition of 142,908 Shares; and has shared power to dispose or direct the disposition of 13,472,262 Shares.

Neal C. Bradsher specifically disclaims beneficial ownership in the Shares reported herein except to the extent of his pecuniary interest therein.

	(c)	The trading dates, number of Shares purchased and sold and price per share for all transactions in the Shares by the Reporting Persons in the past 60 days are set forth in Exhibit B.

	(*)	The number of outstanding shares is based on the 72,149,329 shares the Issuer reported outstanding as of May 9, 2014, adjusted for options held by Neal C. Bradsher.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

NO MATERIAL CHANGE FROM THE SCHEDULE 13D/A FILED ON May 5, 2014.

Item 7.	Material to be Filed as Exhibits.

Exhibit A Exhibit B	Joint Filing Agreement. Transactions by the Reporting Persons during the past 60 Days

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BROADWOOD PARTNERS, L.P.
By:	Broadwood Capital, Inc.

By:	/s/ Neal C. Bradsher
Name:	Neal C. Bradsher
Title:	President

BROADWOOD CAPITAL, INC.*

By:	/s/ Neal C. Bradsher
Name:	Neal C. Bradsher
Title:	President

/s/ Neal C. Bradsher
NEAL C. BRADSHER*

June 18, 2014

* The Reporting Persons disclaim beneficial ownership over the securities reported herein except to the extent of the reporting persons’ pecuniary interest therein.

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

Joint Filing Agreement

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, each of the undersigned hereby agrees that only one statement containing the information required by Schedule 13D need be filed with respect to the ownership by each of the undersigned of Common Shares, no par value of BioTime, Inc.

This Joint Filing Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

Executed this 18th day of June, 2014.

BROADWOOD PARTNERS, L.P.
By:	Broadwood Capital, Inc.

By:	/s/ Neal C. Bradsher
Name:	Neal C. Bradsher
Title:	President

BROADWOOD CAPITAL, INC.*

By:	/s/ Neal C. Bradsher
Name:	Neal C. Bradsher
Title:	President

/s/ Neal C. Bradsher
NEAL C. BRADSHER*

* The Reporting Persons disclaim beneficial ownership over the securities reported herein except to the extent of the reporting persons’ pecuniary interest therein.

Exhibit B

Transactions by the Reporting Persons during the past 60 Days

TRANSACTIONS IN THE SHARES

TRANSACTIONS BY BROADWOOD PARTNERS
Date of Transaction	Number of Shares Purchase/(Sold)	Price of Shares
5/1/2014	2,000,000(1)	$2.52
5/8/2014	300,000(2)	$2.435
5/16/2014	300,000(2)	$2.45
6/16/2014	1,000,000(2)	$2.50

_________________________
1 These Shares were purchased from the Issuer pursuant to the Issuer’s Controlled Equity Offering sales agreement amended as of March 26, 2014.
2 The Shares were purchased in a private transaction.

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